MARK E. ANDERSEN, P.E.

RESERVE APPRAISALS, ECONOMIC ANALYSIS, & PROSPECT EVALUATION

1221 Arroyo Grande Drive	fax: (916) 285-5271; tel: (916) 606-4090
Sacramento, CA 95864	e-mail: e-mail:mandersen.pe@comcast.net

January 22, 2010

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil and Gas,Inc.
 604 – 700 West Pender Street
Vancouver, BC V6C 1G8
Canada

RE:         Estimated Future Reserves and Revenues for Delta Oil and Gas Inc.’s (Delta)
               interest in Sunset Exploration’s Wilson Creek 1-27 leasehold located in the
               Willows Beehive Bend Gas Field as of December 31, 2009

Dear Mr. Sandher:

Attached are an estimate of future recoverable reserves and economic forecast for Delta’s interest in Sunset Exploration’s Wilson Creek 1-27 leasehold located within the Willows Beehive Bend Gas Field in Glenn County, California as of December 31, 2009. The purpose of this report is to provide an independent third party estimate of the ultimately recoverable reserves and net present worth of Delta’s interest in the referenced leasehold. I understand Delta will include or use this report in their required British Columbia Securities Commission annual filing. The effective date of this report is January 22, 2010.

A cash flow projection is attached for the proved producing zone in the Wilson Creek 1-27 well which is the only producing well on the leasehold.  The attached cash flow is for the proved developed producing (PDP) reserves in the well’s currently open perforated zone.

The net present before income tax valuation estimate of the PDP reserves as of December 31, 2009 for the specified interest in this well is $10,469 undiscounted, and $9,982 when discounted at ten percent. This estimated value represents gross remaining recoverable natural gas reserves of 76,343 MCF and net PDP reserves to Delta’s interest of 3,722 MCF, as of December 31, 2009. Gross operating revenue to Delta’s interest is estimated to be $13,621 while total expenses are estimated at $3,152. A summary table of reserves and economics can be found on page three.

Price/Cost Parameters

The well head gas price of $3.66/MCF ($3.73 per MMBTU for the 980 BTU gas from the well) used in this valuation estimate is the average of the monthly 2009 prices received by Lario Oil and Gas Company (Lario) from January to June 2009, the operator of the well until November 1, 2009 when Sunset Exploration (Sunset) assumed that role. Monthly gas price averages were used because the gas sales price on the first day of each month was not available from Lario. Likewise, 2009 operating costs were furnished by Lario and Sunset. The gas price and operating costs are held constant for the life of the well. Production severance taxes and ad valorem taxes were also deducted from revenue.

Page Two
Delta’s
Wilson Creek 1-27 Interest

Data Used and Assumptions

The working and net revenue interests were furnished by Delta and they are
6.25 percent and 4.875 percent, respectively. These interests can also be found on the bottom center of the well’s cash flow sheet. Production and pressure data was furnished by Lario. Additional leasehold geologic data and consultation was provided by Production Specialties Company, another working interest partner on the property referred to the author by Delta. Offset well data was obtained through publically available records of the California Division of Oil and Gas.

No consideration was given to possible changes in operating conditions or actions of government agencies affecting prices. Interests were applied as provided by Delta. Discounting is calculated at mid-year, compounded annually, and applied to yearly revenues and expenses. The cost of well abandonment is assumed to be offset by the salvage value of the well’s production and downhole equipment. No field inspection of these properties was performed.

Reserve Definitions

Reserve estimates comply with the definitions of the Society of Petroleum Engineers, and the reserves and associated economics herein are not a market valuation of the property nor are they supplied as a loan basis or for other purposes beyond Delta’s British Columbia Securities Commission filing.

The volumes shown in this report represent estimates of proved developed producing recoverable reserves based on the author’s experience and interpretation of geologic trends consistent with offset wells or fields producing from similar formations or reservoirs and based on the information available at the time of preparation. These projections were applied against set economic criteria to develop the economic estimates shown in this report.  Actual future production, could in fact, be more or less than the estimates herein.  Reductions or additions to estimated recoverable reserves could be due to, but not limited to, changes in state or federal regulations, future reservoir damage or stimulation, changes in gas or oil price, changes in lease operating costs, and delays or acceleration of the performance of the production enhancements as presented in this report.

Well History and Reservoir Discussion

The currently producing upper Kione Sand was perforated by Sunset in December 2009 after prior productive Kione Sands were depleted as of July 2009 and isolated below a cement retainer.  The Kione Sands previously perforated produced 198,309 MCF gross from an estimated 28 net feet of pay visible on the well logs. At recoverable gas in place ranging from 495 to 550 MFC per acre-foot as calculated from the available well logs, the previously productive Kione Sands are estimated to range from 20 to 30 acres in closure. Using an assumed areal extent at the gas water contact of 25 acres, an estimated 10 feet of net pay in the well bore yields a volumetrically estimated 76,343 MCF of gross recoverable reserves. This results in estimated net recoverable reserves for Delta of 3,722 MCF. Based on the production history of the previously open Kione zones in the well, it is estimated this pay sand in the Wilson Creek 1-27 will be exhausted by the end of 2010. There are no additional candidate pay sands visible on the Wilson Creek 1-27 well log, consequently there are no proved developed non-producing (behind pipe, PBP) reserves identified in this report. Nor are there any probable or possible reserves that are economically recoverable under the gas price assumptions applied to the proved reserves in this report.

Page Three
Delta’s
Wilson Creek 1-27 Interest

RESERVE AND ECONOMIC SUMMARY (U.S. $)

PROVED	PDP	PBP	TOTAL
Completions	1	0	1
Net Oil., Bbls	0	0	0
Net Gas, MCF	3,722	0	3,722
Revenue, $	13,621	0	13,621
Operating Expense, $	2,914	0	2,914
Production Taxes, $	238	0	238
Future Net Income, $	10,469	0	10,469
Future Net Income, $@10%*	9,982	0	9,982
*Discount Rate

Evaluator

                I, Mr. Mark E. Andersen an independent consulting engineer, prepared this evaluation. I am a Registered Professional Engineer (California P.E. #C53890) with over 29 years of oil and gas exploration and production experience, primarily in California’s Sacramento-San Joaquin Valley. My experience includes ten years with Texas Oil and Gas (TXO, 1980-1990) in progressively responsible exploration and production positions culminating in being the company’s California District reservoir engineer. In this position, I was a major contributor to the risk assessment and economic analysis of the District drilling program as well being responsible for the in-house estimates of proved, probable, and possible reserves. While at TXO, I attended Schlumberger courses in well log interpretation and evaluation as well as training in oil and gas economic analyses.

Since 1991, I have developed, marketed, and sold oil and gas prospects in California’s Central Valley.  In addition, I perform annual reserve based oil and gas property tax valuations for several California operators and file these statutorily required annual proved developed reserve estimates with the appropriate counties.  I also perform independent prospect evaluations and reserve based economic analysis.

I am a graduate of California State University, Sacramento with a Bachelor of Science degree in Civil/Mechanical Engineering  with significant coursework in geology, and I am a member of the Society of Petroleum Engineers (#1260090)

I have no direct or indirect interest, nor do I expect to receive any such interest, in the oil and gas property reviewed. I was contracted by Delta to provide an independent third party assessment of the property reviewed.

Sincerely,

Mark E. Andersen, P.E.